FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
BOK Financial Thrift Plan for Hourly Employees
As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

                 BOK Financial Thrift Plan for Hourly Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2005 and 2004,
                    and for the Year Ended December 31, 2005




                                    Contents

Report of Independent Registered Public Accounting Firm...................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements.............................................4

Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year).............11

             Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Hourly Employees as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
June 29, 2006

                 BOK Financial Thrift Plan for Hourly Employees

                 Statements of Net Assets Available for Benefits


                                                                                   December 31
                                                                             2005             2004
                                                                       ------------------------------------
 Assets
 Investments:
    BOK Financial Corporation Common Stock                                 $     95,002    $    102,964
    American Performance Funds:
      Growth Equity Fund                                                              -          19,498
      Cash Management Fund                                                      142,085          89,500
      Intermediate Bond Fund                                                     34,857          29,203
    SEI Stable Asset Fund                                                       128,099          21,022
    American Advantage International Equity Fund                                      -          17,851
    American Balanced Fund                                                       21,532          17,866
    Neuberger and Berman Genesis Trust Fund                                      89,126          59,506
    Dodge and Cox Stock Fund                                                    125,884          99,180
    Vanguard Institutional Index                                                 84,259          49,495
    American Growth Fund of America                                              24,424              56
    Goldman Sachs Growth Opportunity Fund                                           455             126
    Hochkis and Wiley Midcap Valuation Fund                                       1,512             570
    T. Rowe Price New Horizons                                                    6,243             298
    American Beacon International Fund                                           27,934               -
    Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP):
        MAP Conservative Fund                                                       655               -
        MAP Balanced Fund                                                       174,720               -
        MAP Moderate Growth Fund                                                  9,397               -
        MAP Growth Fund                                                           4,116               -
        MAP Aggressive Growth Fund                                                8,517               -
    Participant Loans                                                             7,993          13,123
                                                                       ------------------------------------
  Total investments                                                             986,810         520,258

 Cash                                                                            15,078           9,024
 Accrued interest receivable                                                        556             620
                                                                       ------------------------------------
  Total assets                                                                1,002,444         529,902

 Liabilities
 Due to broker                                                                    9,032           5,697
                                                                       ------------------------------------
 Net assets available for benefits                                         $    993,412    $    524,205
                                                                       ====================================

See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2005


 Additions
 Investment income:
    Interest and dividends                                      $      14,776
    Net appreciation in fair value of investments                      29,077
                                                              ------------------
                                                                       43,853
 Contributions:
    Participant                                                       209,318
    Employer                                                           45,411
    Rollover                                                          188,010
    Transfers into the Plan                                           103,710
                                                              ------------------
 Total additions                                                      590,302


 Deductions
 Benefit payments                                                     121,095

 Net increase                                                         469,207
 Net assets available for benefits, at beginning of year              524,205
                                                              ------------------
 Net assets available for benefits, at end of year              $     993,412
                                                              ==================

See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 2005


1. Description of Plan

The following description of the BOK Financial Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and one year of service (equivalent to 1,000 hours) and who are compensated on an hourly basis, except those covered under a collective bargaining agreement and those treated as independent contractors. Effective April 1, 2003, an eligible employee may enter the Plan on the first day of the month following the date the employee is credited with one full month of service. Additionally, as of April 1, 2003, all new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant's compensation, however, the combination of pre-tax and after-tax contributions cannot be more than the annual legal limit on the total amount that may be contributed to this type of plan (as defined by the plan). For participants who attained age 50 on or before December 31, 2005, such participants were allowed to make a pre-tax catch-up contribution of an additional $4,000 above the maximum allowable by federal regulation. Participants may elect investment in any of 12 mutual funds, the Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP), self-directed common stocks or registered investment companies, and BOKF Common Stock. During 2005, the Employer authorized the following modification to the investment selections available to participants: (a) removal of the American Performance Growth Equity Fund and (b) addition of the American Beacon International and MAP Funds.

                 BOK Financial Thrift Plan for Hourly Employees

1. Description of Plan (continued)

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2005, the entire matching contribution of $45,411 was made in cash.

For 2005, the Employer matching contribution ranges from $.40 to $1.00 for each dollar of the participant's contribution, up to five percent of compensation, based on each participant's years of service as follows:

                   Years of Service                     Matching Percentage
------------------------------------------------- ------------------------------

Less than four years                                           40%
At least four, but less than ten years                         60%
At least ten, but less than fifteen years                      80%
Fifteen or more years                                         100%

The Employer may in its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2005.

During 2005, rollovers and transfers into the Plan were $188,010 and $103,710, respectively. The rollovers relate primarily to one participant that rolled over the participant's balance in a previous employer's plan and the transfers relate primarily to one employee that transferred from salaried to hourly status.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                 BOK Financial Thrift Plan for Hourly Employees

1. Description of Plan (continued)

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Participant Loans

Participants may borrow against their accounts in amounts not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balance in the participant's account. Interest rates are based on the Chase prime rate and range from 4.00 percent to 7.00 percent at December 31, 2005. Repayment is made by payroll withholdings.

Payment of Benefits

A participant who terminated employment with a vested account balance less than $1,000 ($5,000 prior to March 28, 2005), excluding rollover contributions, will receive a lump-sum payment. If the participant has a vested balance which exceeds $1,000 ($5,000 prior to March 28, 2005), excluding rollover contributions, and has not elected payment to another eligible retirement plan in a direct rollover or to receive payment directly, the Plan will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator. In lieu of lump-sum payment, a participant who terminates employment after his or her 65th birthday or attaining age 50 and completing ten years of service, shall be entitled to elect monthly, quarterly, semi-annual or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2005, forfeitures of $1,729 were used to reduce Employer matching contributions. Additionally, at

                 BOK Financial Thrift Plan for Hourly Employees

1. Description of Plan (continued)

December 31, 2005 and 2004 forfeitures outstanding that will be used to reduce future Employer matching contributions were $5,990 and $5,822, respectively.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative Expenses

The Employer pays all administrative expenses of the Plan, except for loan origination fees, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. The MAP fund values are obtained from the MAP annual audited financial statements. The MAP funds are reported at market value. Participant loans receivable are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 BOK Financial Thrift Plan for Hourly Employees

3. Investments

The Plan's investments are held by a bank administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2005, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

                                                   Net Appreciation
                                                (Depreciation) in Fair
                                                 Value of Investments
                                               --------------------------

   BOK Financial Corporation Common Stock              $    (4,330)
   Registered investment companies                          28,126
   Collective Investment trusts                              5,281
                                               --------------------------
                                                       $    29,077
                                               ==========================

The fair value of all individual investments, including those that represent five percent or more of the Plan's net assets are separately identified in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

                 BOK Financial Thrift Plan for Hourly Employees

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 December 31
                                                            2005             2004
                                                      ----------------- ----------------
Net assets available for benefits
   per the financial statements                         $    993,412      $    524,205
Less: Benefits payable                                             -           (17,955)
                                                      ----------------- ----------------
Net assets available for benefits per the Form 5500     $    993,412      $    506,250
                                                      ================= ================

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

                                                         Year ended
                                                     December 31, 2005
                                                     -------------------

Benefit payments per financial statements               $    121,095
Add: Benefits payable at end of year                               -
Less: Benefits payable at beginning of year                  (17,955)
                                                     -------------------
Benefit payments to participants per the Form 5500      $    103,140
                                                     ===================

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                 BOK Financial Thrift Plan for Hourly Employees

7. Related Parties

BOK Investment Advisors, Inc. (BOKIA), a wholly owned subsidiary of Bank of Oklahoma, N.A. (BOK), serves as investment advisor to American Performance Funds (AP Funds). AP Funds is a diversified, open-ended, investment company established in 1987 as a business trust under the Investment Act of 1940. BOk serves as custodian for AP Funds. Effective July 1, 2004, BOKIA began serving as the AP Funds administrator. BOK Financial offers the AP Funds products to customers and employees, in the ordinary course of business, through its brokerage and trading, employee benefit plan and trust services, as well as to the public. Additionally, a portion of the Plan's assets are invested in Company stock. Since the Company is the Plan Sponsor, investments involving Company stock qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.

Effective January 1, 2005, the Plan was authorized to include Bank of Oklahoma, N.A. Managed Allocation Portfolio (MAP) Funds as investment options. The MAP Funds include five different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. BOKIA also services as investment advisor to the MAP Funds.

8. Subsequent Events

Effective April 1, 2006, the Company matching contribution changed as a result of modifications to both the Plan and the BOK Financial Pension Plan. The Company will begin matching participant contributions up to 6% of the employee's compensation. Additionally, the Employer match will range from $.50 to $2.00 for each dollar of the participant's contribution based on the participant's years of service. Matching contributions for the 2006 plan year are limited to a certain dollar amount (ranging from $6,050 to $22,550) based on the participant's year of service. The Company will also make a special contribution for participants making less than $40,000. This special contribution is $750 for participants making less than $30,000 and phases out for participants making $30,000 to $40,000. In addition to the contribution changes, the limit on after-tax contributions will change to 6% of the participant's compensation.

                              Supplemental Schedule

                 BOK Financial Thrift Plan for Hourly Employees

                           EIN: 73-0780382 Plan #: 004

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                                     (c)
                           (b)                           Description of Investments            (e)
                    Identity of Issue,                  Including Maturity Date, Rate        Current
 (a)        Borrower, Lessor or Similar Party          of Interest, or Maturity Value         Value
 ----------------------------------------------------------------------------------------------------------

  *  BOK Financial Corporation                       BOKF Common Stock                      $    95,002

  *  American Performance Funds                      Cash Management Fund                       142,085
                                                     Intermediate Bond Fund                      34,857

     SEI Funds                                       Stable Asset Fund                          128,099

     American                                        Balanced Fund                               21,532

     Neuberger and Berman                            Genesis Trust Fund                          89,126

     Dodge and Cox                                   Stock Fund                                 125,884

     Vanguard                                        Institutional Index                         84,259

     American                                        Growth Fund of America                      24,424

     American                                        Beacon International Fund                   27,934

     Goldman Sachs                                   Growth Opportunity Fund                        455

     Hochkis and Wiley                               Midcap Valuation Fund                        1,512

     T. Rowe Price                                   New Horizons                                 6,243

  *  Bank of Oklahoma N.A.,
        Managed Allocation Portfolios                MAP Conservative Fund                          655
                                                     MAP Balanced Fund                          174,720
                                                     MAP Moderate Growth Fund                     9,397
                                                     MAP Growth Fund                              4,116
                                                     MAP Aggressive Growth Fund                   8,517

  *  Participant Loans                               Interest rates ranging from 4.00
                                                        percent to 7.00 percent                   7,993
                                                                                        -------------------
                                                                                            $   986,810
                                                                                        ===================

*Indicates Party-in-interest to the Plan

Column (d) is not applicable as all investments are participant directed.